Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, Texas 77094

April 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, DC 20549

Diamond Offshore Drilling, Inc.

Form T-3 (File No. 022-29092)

Ladies and Gentlemen:

We refer to the letter request of Diamond Offshore Drilling, Inc. (the “Company”) filed on April 19, 2021 for acceleration of effectiveness of the Application for the qualification of Indenture on Form T-3 (File No. 022-29092) (the “Application”) filed on April 15, 2021 relating to the qualification of the Indenture governing 9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027.

We hereby respectfully request the withdrawal of the acceleration request and that the Commission not declare the above referenced Application effective until such time as the Company shall request.

If you have any questions regarding the foregoing, please contact Tracey A. Zaccone (212-373-3085) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

DIAMOND OFFSHORE DRILLING, INC.

By:	/s/ David L. Roland
Name:	David L. Roland
Title:	Senior Vice President, General Counsel and Secretary

cc:	Tracey A. Zaccone, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

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